EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended January 25, 2013 and January 27, 2012

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	January 25, 2013	January 27, 2012

Net Sales	$457,962	$470,882
Gross Margin	160,345	158,081

Net Earnings Attributable to Esterline	$25,111	$22,788

Basic

Weighted Average Number of Shares Outstanding	30,904	30,631

Earnings Per Share Attributable to Esterline – Basic	$.81	$.74

Diluted

Weighted Average Number of Shares Outstanding	30,904	30,631
Net Shares Assumed to be Issued for Stock Options	519	526

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	31,423	31,157

Earnings Per Share Attributable to Esterline – Diluted	$.80	$.73